Exhibit 99.5

Annual General Meeting of Tudou Holdings Limited Date: August 20, 2012 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please Sign Here Please Date Above Please Sign Here Please Date Above · Please separate carefully at the perforation and return just this portion in the envelope provided. · Authorized signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Meeting of Tudou Holdings Limited to be held August 20, 2012 For Holders as of July 20, 2012 All votes must be received by noon, New York City Time August 15, 2012. Copyright © 2012 Mediant Communications LLC. All Rights Reserved PROXY TABULATOR FOR TUDOU HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain 1. As a special resolution, THAT (1) the agreement and plan of merger (the "Merger Agreement"), dated March 11, 2012, by and among Tudou Holdings Limited (the “Company”), Youku Inc. ("Youku"), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Two Merger Sub Inc. ("Merger Sub"), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Youku, (2) the plan of merger by and among the Company, Youku and Merger Sub (the "Plan of Merger"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), and (3) the Merger be and hereby are authorized and approved. 2. As an ordinary resolution, THAT, Messrs. Gary Wei Wang, Hany Nada, David M. Hand, Ted Tak-Tai Lee and Conor Chia-hung Yang be and hereby are re-elected as the directors of the Company (the "Re-election of Directors"). 3. As an ordinary resolution, THAT, in the event that there are insufficient proxies received at the time of the annual general meeting (the “AGM”) to authorize and approve the Merger Agreement, the Plan of Merger and the Merger or approve the Re-election of Directors proposed at the AGM, the chairman of the AGM be instructed to adjourn the AGM in order to allow the Company to solicit additional proxies in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Merger and the approval of the Re-election of Directors.

TUDOU HOLDINGS LIMITED Instructions to The Bank of new York mellon, as depositary (Must be received prior to noon (New York City Time) on August 15, 2012) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Tudou Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business July 20, 2012 at the Annual General Meeting of the Shareholders of Tudou Holdings Limited to be held on August 20, 2012 at 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong. NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. 2. If the Depositary shall not have received specific voting instructions from any holder of American Depositary shares prior to noon (New York City time) on August 15, 2012, such holder may, under the terms of the Deposit Agreement, be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. Unless the Company notifies the Depositary that this provision will not apply, such designee will receive a proxy from the Depositary and will vote all such uninstructed shares in favor of the resolutions set forth in this form. PROXY TABULATOR FOR TUDOU HOLDINGS LIMITED P.O. Box 8016 CARY, NC 27512-9903